UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Celsius Holdings, Inc.
(Name of Issuer)

Common Stock     $.001 par value per share
(Title of Class of Securities)

15118V108
(CUSIP Number)

William Milmoe, 3299 N.W. 2nd Avenue, Boca Raton, FL 33431 (561) 278-1169
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 15118V108

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Carl DeSantis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 76,284,016
	8	SHARED VOTING POWER -
	9	SOLE DISPOSITIVE POWER 76,284,016
	10	SHARED DISPOSITIVE POWER -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,284,016
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.68%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 15118V108

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CD Financial, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 76,184,016
	8	SHARED VOTING POWER -
	9	SOLE DISPOSITIVE POWER 76,184,016
	10	SHARED DISPOSITIVE POWER -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,184,016
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.64%
14	TYPE OF REPORTING PERSON 00

CUSIP No. 15118V108

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CDS Ventures of South Florida, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 65,000,000
	8	SHARED VOTING POWER -
	9	SOLE DISPOSITIVE POWER 65,000,000
	10	SHARED DISPOSITIVE POWER -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.40%
14	TYPE OF REPORTING PERSON 00

CUSIP No. 15118V108

Item 1.	Security and Issuer

The name and principal address of the issuer (the “Issuer”) to which this statement relate is:

Celsius Holdings, Inc.
140 NE 4th Avenue, Suite C
Delray Beach, FL 33483

The title of the class of equity securities to which this statement relates is:

Common Stock, par value $.001 per share (the “Common Stock”).

Item 2.	Identity and Background

(a), (b), (c).  This statement is being filed by (i) Carl DeSantis with respect to the shares of common stock beneficially owned by him, and CD Financial, LLC (“CD”), and CDS Ventures of South Florida, LLC (“CDS”), and (ii) CD with respect to the shares owned by it and by CDS, and (iii) CDS with respect to the shares owned by it.

The address of the principal office of Carl DeSantis, CD and CDS (each a “Reporting Person”) and William H. Milmoe (identified below) is:

3299 N.W. 2nd Avenue
Boca Raton, Florida 33431

William H. Milmoe is the Manager of each of CD and CDS, and he is a United States Citizen employed by CDS International Holdings, Inc. whose address is 3299 N.W. 2nd Avenue, Boca Raton, Florida, and whose principal business is investment management.

Carl DeSantis is a United States citizen whose principal vocation is as an investor, and each of CD and CDS is a Florida limited liability company whose principal business is investment management.  Carl DeSantis is the beneficial owner of CD which is the beneficial owner of CDS, while William H. Milmoe also owns a beneficial interest in CDS.

(d)(e).  During the last five years, none of the Reporting Persons or William H. Milmoe (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

The total amount of funds used to purchase all shares of the Reporting Persons reported in the last sentence of Item 5 herein, $2,000,000, were secured from personal or working capital (not borrowings) of such Reporting Persons.

Item 4.	Purpose of Transaction

The purpose of the transaction was for investment by the Reporting Persons.  Pursuant to the terms of the Securities Purchase Agreement (incorporated by reference in Item 7) pursuant to which CDS acquired 2,000 shares of Series B Convertible Preferred Stock of the Issuer on December 12, 2008, CDS also has the right to purchase from the Issuer an additional 2,000 shares of such Series B Convertible Preferred Stock of the Issuer.

Item 5.	Interest in Securities of the Issuer

The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 as of December 12, 2008:

1.	Carl DeSantis
(a)	Amount beneficially owned: 76,284,016 shares of Common Stock
(b)	Percent of Class: 35.68%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or direct the vote: 76,284,016
(ii)	shared power to vote or direct the vote: 0
(iii)	sole power to dispose or direct the disposition of: 76,284,016
(iv)	shared power to dispose or direct the disposition of: 0

2.	CD Financial, LLC
(a)	Amount beneficially owned: 76,184,016 shares of Common Stock
(b)	Percent of Class: 35.64%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or direct the vote: 76,184,016
(ii)	shared power to vote or direct the vote: 0
(iii)	sole power to dispose or direct the disposition of: 76,184,016
(iv)	shared power to dispose or direct the disposition: 0

3.	CDS Ventures of South Florida, LLC
(a)	Amount beneficially owned: 65,000,000 shares of Common Stock
(b)	Percent of Class: 30.40%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or direct the vote: 65,000,000
(ii)	shared power to vote or direct the vote: 0
(iii)	sole power to dispose or direct the disposition of: 65,000,000
(iv)	shared power to dispose or direct the disposition: 0

On December 12, 2008, CDS acquired 2,000 shares of Series B Convertible Preferred Stock of the Issuer from the Issuer for $1,000 per share.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the agreements incorporated by reference in Item 7, there are presently no contracts, arrangements, understandings or relationships among the Reporting Persons or between them and any person with respect to any securities of the Issuer other than those disclosed in this statement.

Item 7.	Material to Be Filed as Exhibits

Each of the following Exhibits were attached as Exhibits to the Issuer’s December 12, 2008 Form 8-K and are incorporated herein by reference.

Exhibit No.	Document
10.1	Securities Purchase Agreement
10.2	Registration Rights Agreement
10.3	Certificate of Designation of Series B Convertible Preferred Stock

SCHEDULE 13D

CUSIP No. 15118V108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2008.

/s/ Carl DeSantis
Carl DeSantis

CD Financial, LLC

/s/ William H. Milmoe
Name:	William H. Milmoe
Title:	Manager

CDS Ventures of South Florida, LLC

/s/ William H. Milmoe
Name:	William H. Milmoe
Title:	Manager